SLM Corporation 3Q Debt Investor Presentation

This Presentation contains forward-looking statements and information based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about our beliefs or expectations and statements that assume or are dependent upon future events, are forward looking statements. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, the occurrence of any event, change or other circumstances that could affect our ability to cost-effectively refinance asset-backed financing facilities due April 2010, (collectively, the "2008 Asset-Backed Financing Facilities"), including any potential foreclosure on the student loans under those facilities following their termination; increased financing costs; limited liquidity; any adverse outcomes in any significant litigation to which we are a party; our derivative counterparties terminating their positions with the Company if permitted by their contracts and the Company substantially incurring additional costs to replace any terminated positions; changes in the terms of student loans and the educational credit marketplace (including changes resulting from new laws, such as any laws enacted to implement the Administration's 2010 budget proposals as they relate to the Federal Family Education Loan Program ("FFELP") and from the implementation of applicable laws and regulations) which, among other things, may change the volume, average term and yields on student loans under the FFELP, may result in loans being originated or refinanced under non-FFELP programs, or may affect the terms upon which banks and others agree to sell FFELP loans to the Company. The Company could be affected by: various liquidity programs being implemented by the federal government; changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students and their families; changes in the composition of our Managed FFELP and Private Education Loan portfolios; changes in the general interest rate environment, including the rate relationships among relevant money-market instruments, and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase or carry education loans; changes in projections of losses from loan defaults; changes in general economic conditions; changes in prepayment rates and credit spreads; and changes in the demand for debt management services and new laws or changes in existing laws that govern debt management services. The preparation of our consolidated financial statements also requires management to make certain estimates and assumptions including estimates and assumptions about future events. These estimates or assumptions may prove to be incorrect. All forward-looking statements contained in this quarterly report are qualified by these cautionary statements and are made only as of the date of this document. The Company does not undertake any obligation to update or revise these forward-looking statements to conform the statement to actual results or changes in the Company's expectations. Forward-Looking Statements 2

SLM Corporation Overview 3

SLM Corporation #1 originator of student loans in the U.S. education lending market #1 servicer and collector of student loans in the U.S. currently servicing $190 billion in assets including $9 billion for third parties Fully independent private sector company with scale and a broad franchise, traded on the NYSE $192.1 billion managed student loan portfolio, 81% of which is U.S. government guaranteed At quarter end, 95% of managed student loans were funded with term liabilities, 86% funded for the life of the loan 9% funded with fixed spread liabilities with an average life of 4.4 years As of September 30, 2009 4

Life stage Customer Strategy Sallie Mae offers an unmatched, integrated suite of Saving, Planning, and Paying for College SM products and services 5

SLM Corporation Update Managed student loans outstanding increased to $192 billion in Q3 Originated $6.9 billion in federal student loans, a 25% increase over prior year period Launched new private education loan product in Q2 and originated $893 million private education loans in Q3 "Core Earnings" net income was $164 million prior to preferred dividends, impacted by gains on debt repurchases, increased provisions for private credit losses and a reduction in net interest income as a result of the CP/Libor dislocation Student loan legislation, ECASLA, passed by Congress in May 2008 Department of Education (ED) Loan Purchase Commitment Program At 9/30/09, $22.9 billion of loans funded under this program ED Conduit - Straight A Funding launched May 11, 2009 Funding $14.5 billion at 9/30/09 Completed $5.1 billion FFELP ABS and $6.8 billion Private Credit ABS YTD* Operating expenses declined 2% to $309 million in Q3 from prior year Upromise manages $21 billion in 529 college savings plans with 11 million members enrolled in the member rewards programs 6 * Activity through September 30, 2009.

A Brief Corporate History 7 1 Currently known as the Federal Family Education Loan Program (FFELP). SLM Corporate Debt Ratings SLM Corporate Debt Ratings SLM Corporate Debt Ratings SLM Corporate Debt Ratings Moody's S & P Fitch Long-Term Ba1 BBB- BBB- Short-Term Not-Prime A-3 F3 Outlook Watch Watch Neg. Date as 09/30/09 Date as 9/30/09 Managed Loan Portfolio Managed Loan Portfolio Managed Loan Portfolio Loan Type $B % FFELP Loans $157.3 82% Private Education 34.9 18% Total Portfolio $ 192.2 100%

What Makes SLM Corporation Unique 8 8 .. * Through 9/30/09

Q309 "Core Earnings" Summary 9 ($ millions), except per share amounts Q309 Q209 Q308 EPS (Reported) $0.26 $0.31 $0.19 Economic Floor Income EPS not reported in "Core Earnings" $0.05 $0.17 - Net Income $164 $170 $117 Net Interest Income $690 $457 $712 Net Interest Margin 1.32% 0.91% 1.52% Loan Loss Provision $448 $402 $263 Fee and Other Income - Excluding Debt Repurchase Gains $257 $201 $48 Debt Repurchase Gains $74 $325 $16 Operating Expenses $309 $305 $316 Tangible Capital Ratio 1.7% 1.7% 2.0% Average Managed Student Loans $191,459 $188,490 $175,470

Q309 "Core Earnings" Summary 10 EPS Breakdown Q309 Q209 Q308 Reported "Core Earnings" $0.26 $0.31 $0.19 Non-Recurring: Gains on Debt Repurchases $0.10 $0.44 $0.02 Induced Conversion of Series C Preferred Stock ($0.04) - - Cumulative accounting change of premium amortization expense on loans $0.07 - $0.16 Also impacted by: Restructuring Charges ($0.01) ($0.01) ($0.02) Purchased Paper Business ($0.03) ($0.03) ($0.31) CP-LIBOR Impact ($0.01) ($0.13) - Participation Program Interest Rate Lag ($0.01) ($0.02) - Economic Floor Income not included in "Core Earnings" ($0.05) ($0.17) -

CP-LIBOR - still volatile but reverting to long-term mean Historical Average CP Yield - 3M LIBOR 11 11

Fee Income & Other Income Contingency Inventory of $10.7 Billion Collecting on behalf of the Dept of Education for close to ten years Upromise - largest private source of 529 plans Guarantor Servicing for student loans APG is re-focused on student loan contingency and collections 12 * Does not include net losses from Collections-Mortgage of $72 million ** Other includes gains from debt repurchases of $463 million (CHART) Nine months ended September 30, 2009 $1,168 Million*

Lending Segment Earnings Detail 13 ($ millions) Q309 Q308 % Change FFELP Originations $6,940 $5,534 25% Private Originations $893 $2,117 -58% Total Originations $7,833 $7,651 2% Average Managed Student Loans $191,459 $175,470 9% Net Student Loan Spread 1.56% 1.90% - Economic Floor Income not included in Net Student Loan Spread 0.07% - - Operating Expenses $154 $142 8% OpEx Annualized as a % Average Managed Student Loans 0.32% 0.32% - FFELP Third-Party Serviced Loans Originated $727 $999 -27%

Dept. of Education / Government Programs Kennedy-Miller Legislation - Signed by President 05/07/08 ECASLA - Broad authority to purchase loans from 10/01/03 - 07/01/09 ECASLA Extension - Signed by President 10/07/08 Extended purchase authority for 2009 - 2010 Academic Year Loan Purchase Commitment Program - 5/21/08 Eligible collateral - certain 2008 - 2009 FFELP loans Funded at CP +50 bps Par put + $75/per loan fee and origination fee rebate Program replicated to cover 2009 - 2010 originations 11/08/08 ED Additional Loan Purchase Actions -11/20/08 Program term 12/08 - 1/09, eligible collateral - certain 2007 - 2008 FFELP loans Purchase price of 97 - servicing released - program total of $6.5 B Straight A Conduit Program Launched - Announced 11/08/08, Launched 5/11/09 Collateral originated 10/03 - 9/09 eligible Program term - 5 yrs Liquidity provided by the Federal Financing Bank (a division of Treasury) TALF - NY Fed and Treasury to provide consumer ABS support Eligible collateral - AAA rated Card, Auto, Small Business and Student Loan securities Includes Consolidation and Private Credit student loans originated post 5/1/07 Fed to provide funding, rates and haircuts to be determined Program Term - Initially 1 year (extended to 3/31/10 for Student Loans) with 3 - 5 yrs of financing 14

Federal Student Loan Policy Alternatives President's Budget Proposal and House Legislation Convert all federal student loans to federal funding by July 2010 Use savings to substantially increase Pell Grants Use limited number of private sector firms to service Industry/Community Proposed Modifications = President's Proposal above PLUS Choice and competition on campus for loan originations systems and service Lenders compete with each other and Direct Lending to originate loans Schools choose among lenders and servicers, including non-profits Originating lenders have opportunity to service loans under federal pricing standards All loans have same terms and conditions Use established ECASLA mechanism to move privately-originated loans onto federal balance sheet Ensures continuation of borrower assistance and advocacy on all loans through Guarantors Powerful incentives for default aversion via risk share All servicers retain 3% risk sharing SLM performance superior versus program performance across all school types Low implementation risk Avoids potential transition risk for 4,000 schools moving to the DL system over a short period of time 15

Political Developments House of Representatives passed legislation (H.R. 3221) which ends private sector role in loan originations, but there are many steps remaining in the process H.R. 3221 passed the House of Representatives as freestanding (non- reconciliation) legislation Senate leadership has indicated an intent to move student loan measures only through the reconciliation process. If the Senate pursues the reconciliation process, the House will have to pass a reconciliation bill in order to conference with Senate reconciliation bill. Congressional Budget Office (CBO) Scores the "Community Proposal" as generating substantial savings Confirms mandatory savings ($87 B) which is equivalent to the Administration's proposal, H.R. 3221. Debate is on best origination and default management strategy for the government and what cost, if any, is worth: eliminating the risk associated with converting thousands of schools to Direct Lending July 2010 Reducing defaults while protecting students from credit deterioration and minimizing expense to DOE reducing the risk associated with owning $1 trillion in student loan assets preserving choice and competition in student lending, and, protecting existing jobs. 16

Political Developments The Senate has introduced no language and has taken no action. No hearings or legislative mark-ups yet scheduled Health care debate dictating timing and process New Chair on Senate HELP Committee - Tom Harkin, Iowa 2010 most likely timeframe for student loan bill in Senate Unclear whether H.R. 3221 has votes to pass Senate, with reconciliation or without Five Senate Democrats publically opposed to ending the FFELP. Other Senate Democrats evaluating alternative that could achieve the President's objectives without ending the role of private sector loan originators and without transition risk. Time is running out; it has taken longer to pass the student loan reform than schools will have to implement it 17

Federal Student Loan Market Outstanding Government Student Loan Market Distribution 2/28/09 Loan Market Distribution 2/28/09 Loan Market Distribution 2/28/09 Top 10 Holders of FFELP Loans FFYE 9/30/08 FFYE 9/30/08 FFYE 9/30/08 Source: US Department of Education 18

Office of the Chief Executive Officer 19 Al Lord, Chief Executive Officer Jack Hewes, Sr. EVP & Chief Lending Officer Jim Truitt, SVP & Chief Compliance Officer David West, SVP & Chief Credit Officer Jack Remondi, Vice Chair & Chief Financial Officer Kara West, VP Risk Assessment Mark Heleen, EVP & General Counsel Joe DePaulo, EVP & Chief Marketing Officer

The U.S. Student Loan Market SLM Corporation 20

Favorable Student Loan Market Trends 21 Source: College Board Note: Academic years, average published tuition, fees, room and board charges at four-year institutions; enrollment-weighted Enrollment Growth + Rising Tuitions + Education Value = Increasing Loan Demand (CHART) Higher Education Enrollment (millions) Source: National Center for Education Statistics Note: Total enrollment in all degree-granting institutions; middle alternative projections for 2008 onward Annual Cost of Education ($ thousands) (CHART) Source: President's 2010 Budget. Gross commitments by fiscal year Note: Excludes consolidation volume Federal Student Loan Origination Volume ($bn) (CHART) '02-'08 CAGR: 12% '08-'14 CAGR: 6% Relationship Between Higher Education, Income and Employment (CHART) Source: U.S. Census Bureau, Current Population Survey, 2008 Annual Social and Economic Supplement. Represents median earnings for a full time, year-round worker over age 25. Unemployment data as of 2007. Represents unemployment for civilian noninstitutional population over age 25. Unemployment Average annual income

College Grads Experience Lower Levels of Unemployment 22 (CHART) Source: U.S. Department of Labor, Bureau of Labor Statistics

The Federal Family Education Loan Program or "FFELP" Provides lenders an explicit U.S. government guarantee of at least 97% and a fixed yield on student loans made pursuant to the FFELP program Loan pricing, terms and maximum borrowing limits set by Congress Available to undergraduate students, graduate students and their parents Fixed rate loans, with 10 to 30+ year maturities and payments typically deferred until after graduation Borrower outstanding balances typically range from $5,000 to $25,000, although balances exceed $100,000 for graduate students Pending legislation in Congress could substantially alter this program 23

FFELP Student Loan Market Share 24 Notes: Wells Fargo includes Wachovia volumes, Bank of America includes Fleet and LaSalle Bank volumes, JP Morgan Chase includes Bank One volumes, PNC Bank includes National City Bank volumes Source: http://www.fp.ed.gov FFELP Loan Originations (Gross Commitments) $ in Billions FFELP Loan Originations (Gross Commitments) $ in Billions FFELP Loan Originations (Gross Commitments) $ in Billions FFELP Loan Originations (Gross Commitments) $ in Billions Rank Lender 2008 Mkt Share 2008 1 Sallie Mae $19.6 31% 2 Wells Fargo $9.1 14% 3 Citibank $6.2 10% 4 Bank of America $4.3 7% 5 JP Morgan Chase $3.4 5% 6 US Bank $2.3 4% 7 PNC Bank $2.2 3% 8 EdAmerica $1.6 3% 9 Suntrust Bank $1.1 2% 10 Access Group $1.1 2% Top 10 Totals $50.8 80% Total Market $63.2 100%

FFELP Loan Originations Originated Nearly $7 billion of loans in the quarter a 25% increase over the prior year Originated $727 million of loans for third-party servicing clients in the quarter Put approximately $840 million of loans to ED in the third quarter Put approximately $17.6 billion of loans to ED in October 25 (CHART)

Private Loan Originations Private Loan Originations Increases in Federal Student Loans, tighter underwriting standards, and conservative consumer behavior dampened demand for private education loans. 26

The Private Education Loan Market Consumer loans made to students and parents specifically to fund the cost of undergraduate, graduate and other forms of post- secondary education Typically used to bridge the funding gap between grants, aid and FFELP loans, and the increasing cost of higher education Supplement U.S. Government guaranteed student loans, but not guaranteed by the U.S. Government Typically offered with floating interest rates, with loan margins set based on the credit quality of the borrower and/or cosigner Generally 5 to 15 years in maturity, with terms similar to those offered under the guaranteed student loan program 27 Private Education Loans

SLM's Private Education Loan Portfolio Private Education Loan Portfolio Characteristics(1) 35 billion of managed outstandings at Q3 2009 18% of SLM's managed student loan portfolio Risk-based pricing Approximately 56.5% of portfolio has a cosigner, typically a parent Higher education loans typically non-dischargeable in bankruptcy Integrated underwriting, servicing and collections 28 (1) All figures as of September 30, 2009.

SLM's New Private Education Loan Product Smart Option Product Launched 3/23/09 Eliminates negative amortization during the school and grace period while reducing the average life from 9.5 years to 5.5 years Strategies to achieve a 90% cosigned rate have been deployed Repayment term is driven by cumulative amount borrowed and grade level Requires interest only payment on new loans with open option to pay P&I Eliminates capitalization of interest effect which significantly reduces total interest paid Full communication with borrower during in school period Full collection activities employed at both the student and cosigner level Develops habit and responsibility of payment Limits propensity to accumulate additional debt given in-school payment requirement 29

(CHART) Private Education Loan Market Demand Private education loans help bridge the gap between funding available through government-sponsored programs and the rapidly increasing cost of education (CHART) Cost of College AY 2009-2010 Based on a Four-Year Term FFELP Limit $31,000 Cost of attendance gap FFELP Limit $31,000 Source: College Board, Trends in College Pricing, 2009. Cost of College AY 1999-2000 Based on a Four-Year Term Cost of attendance gap 30

Private Credit Originations 31 (CHART) Source: College Board, Trends in Higher Education Series (2009). 2008-2009 industry data is preliminary. Data reported by academic year, SLM quarterly data converted to academic year basis. *3Q 2009 data only

Credit Quality SLM Corporation 32

Loan Losses 33 33 33 (CHART) + = Private Education Loans 18% U.S. Government Guaranteed Loans 82% Charge-Offs (1) = 0.06% Charge-Offs (1) = 3.72% Total Charge-Offs (1) = 0.76% (1) All data as of September 30, 2009. Managed FFELP charge-offs as a percentage of average managed FFELP assets. Managed Private Education Loan charge- offs as a percentage of average managed Private Education Loan assets. Total charge-offs as a percentage of average managed FFELP and Private Education Loan assets. Managed Private Education Loan charge-offs represented 6.3% of managed Private Education Loans in repayment for the nine months ended September 30, 2009, annualized. Total Managed Student Loan Portfolio (CHART)

FFELP Education Loan Portfolio FFELP Education Loan Portfolio 34 (1) "Core Earnings" FFELP Loan spread, before provision. Annualized charge-offs as a percentage of average Managed FFELP Loans .

Private Education Loan Portfolio Private Education Loan Portfolio 35 (1) "Core Earnings" Private Education Loan spread, before provision. Annualized charge-offs as a percentage of average Managed Private Education Loans in repayment.

SLM Private Credit Default Emergence Profile Payments Made 36 (CHART)

Charge-offs driven by Non-Traditional loans Non-Traditional loans represent less than 13% of the Private Education Loan portfolio Higher quality loans entering repayment in 2009 and 2010 Charge-off Trends - Mix of Traditional vs. Non-Traditional 37 (CHART) (CHART)

Private Education Loan Portfolio Performance Non-traditional loans represent only 13% of the Private Education loan portfolio but account for 50% of charge-offs 38 (1) Charge-offs as a percentage of average loans in repayment annualized for the quarters presented Q309 Q209 Q109 Q408 Q308 Loans Outstanding - Traditional Portfolio $32,891 $32,326 $32,137 $31,101 $30,177 Loans Outstanding- Non-Traditional Portfolio $4,828 $4,978 $5,096 $5,107 $5,092 Loans in Repayment - Traditional Portfolio $18,922 $18,980 $17,765 $17,715 $14,605 Loans in Repayment- Non-Traditional Portfolio $2,790 $2,980 $2,991 $2,997 $2,641 Charge-offs - Traditional Portfolio (1) 5.1% 3.9% 2.2% 1.7% 1.4% Charge-offs - Non-Traditional Portfolio (1) 28.5% 24.0% 14.5% 12.3% 10.0% 90+ Day Delinq as a % of Repay - Traditional Portfolio 4.6% 4.8% 4.3% 2.6% 2.3% 90+ Day Delinq as a % of Repay - Non-Traditional Portfolio 17.8% 20.6% 19.1% 12.7% 11.9% Forb as a % of Forb & Repay - Traditional Portfolio 5.4% 6.1% 6.3% 6.7% 11.0% Forb as a % of Forb & Repay - Non-Traditional Portfolio 8.1% 8.9% 8.5% 9.0% 14.4% Allowance as a % of Loans in Repay - Traditional Portfolio 5.3% 5.1% 5.4% 4.8% 4.7% Allowance as a % of Loans in Repay - Non-Traditional Portfolio 32.9% 32.7% 32.2% 31.8% 35.0%

Private Education Loan Portfolio Performance

Traditional Loans with a Cosigner	Q309	Q209	Q109	Q408	Q308
Outstanding Balance as a % of Total	53%	52%	52%	51%	50%
90+ Delinquency as a % of Repayment	3.6%	3.8%	3.2%	1.9%	1.7%
Forbearance as a % of Repayment & Forbearance	5.1%	5.8%	6.0%	6.4%	10.6%
Charge-Offs as a % of Repayment (1)	3.4%	2.5%	1.5%	1.1%	1.0%
Average FICO at Origination	740	739	739	738	738
Traditional Loans without a Cosigner	**Q309**	**Q209**	**Q109**	**Q408**	**Q308**
Outstanding Balance as a % of Total	35%	35%	35%	35%	36%
90+ Delinquency as a % of Repayment	5.9%	6.1%	5.6%	3.3%	2.9%
Forbearance as a % of Repayment & Forbearance	5.7%	6.4%	6.6%	6.9%	11.5%
Charge-Offs as a % of Repayment (1)	7.7%	5.7%	3.4%	2.6%	2.4%
Average FICO at Origination	700	700	700	701	701
Non-Traditional Loans with a Cosigner	**Q309**	**Q209**	**Q109**	**Q408**	**Q308**
Outstanding Balance as a % of Total	3%	4%	4%	4%	4%
90+ Delinquency as a % of Repayment	14.8%	15.9%	13.8%	9.1%	7.9%
Forbearance as a % of Repayment & Forbearance	9.1%	10.0%	9.9%	10.0%	15.1%
Charge-Offs as a % of Repayment (1)	17.8%	14.0%	7.8%	6.5%	6.1%
Average FICO at Origination	633	633	633	633	633
Non-Traditional Loans without a Cosigner	**Q309**	**Q209**	**Q109**	**Q408**	**Q308**
Outstanding Balance as a % of Total	9%	9%	10%	10%	11%
90+ Delinquency as a % of Repayment	19.0%	22.4%	20.8%	13.7%	13.1%
Forbearance as a % of Repayment & Forbearance	7.6%	8.5%	8.0%	8.7%	14.1%
Charge-Offs as a % of Repayment (1)	31.8%	27.4%	16.3%	13.8%	11.2%
Average FICO at Origination	619	618	618	618	618

(1) Charge-offs as a percentage of average loans in repayment annualized for the quarters presented

39

SallieMae

Improving Portfolio Quality 40 Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Year Entering Repayment % Traditional % Cosigned Avg FICO Score at Origination 2006 83% 51% 709 2007 84% 54% 712 2008 86% 55% 711 2009 89% 63% 720 2010 90% 60% 717 2011 91% 65% 719 2012 93% 69% 723

Portfolio Quality Improving Non-Traditional charge-off rate is 6x to 7x greater than Traditional Amount of non-traditional loans entering repayment have begun to decline 88% of Q309 loan originations had cosigners, up from 71% in Q308. The aggregate portfolio is migrating to a higher cosigner percentage Non-cosigned loans charge off at more than twice the rate of cosigned loans Amount of non-cosigned loans entering repayment have begun to decline 41 Amounts shown above represent the dollar amount of loans that will enter repayment (CHART) (CHART)

Private Education Loan Portfolio Performance Tightening of forbearance policies and the economic downturn have adversely impacted the performance of our Managed Private Education Loan portfolio Delinquency trends have improved, as the impact of forbearance tightening passed through the system. 42

Servicing: A Competitive Advantage SLM Corporation 43

Servicing #1 servicer and collector of student loans in the U.S. currently servicing $190 billion in assets including $9 billion for third parties Awarded ED servicing contract in June 2009 Servicing under contract initiated in August 2009 Contract to span 5 years with one, five-year renewal option Currently 2 million accounts (4.4 M loans, $19 B) serviced under contract* Servicing on new Direct Loans expected to begin in August 2010 44 * As of October 15, 2009

SLM's Competitive Advantage SLM has a distinct competitive advantage in all facets of the education loan market. 45 Best in Class Vertically Integrated Origination/ Servicing/Collections Strongest National Brand in Education with Consumers and Schools State-of-the-Art Loan Delivery Platform Largest & Most Experienced Sales Team Breadth of Products & Services $190B of Loans Serviced, 10 million Customers Economies of Scale Singular Focus & Scale Note: Figures as September 30, 2009.

Operations Locations 46 Killeen, TX Fishers & Muncie, IN Lynn Haven, FL Wilkes-Barre, PA Newark, DE Reston, VA Corporate Headquarters

Funding Diversity and Liquidity SLM Corporation 47

Capital Markets Summary Realized gains of $74.4 million on debt repurchases in Q309 Bank ABCP facility reduced to $9.4 billion outstanding Completed $1.1 billion TALF Eligible Private Credit ABS - July 14, 2009 Completed $1.7 billion TALF Eligible Private Credit ABS - August 13, 2009 Funded $14.2 billion through ED Straight A Funding conduit as of September 30, 2009 48

Recent ABS Transactions Recent ABS Transactions Transaction: Private Credit May 2009-B July 2009-C August 2009-D Issuance Size: $2.593 B $1.027 B $1.680 B Registration Type: 144A 144A 144A Indicative Pricing: L + 600L + 366 to 30 mo call Prime + 125Prime-71 to 30 mo call Prime + 25Prime-55 to 48 mo call 49

SLM has $3.5 billion in unsecured revolving credit facilities. The Company has never drawn on these facilities. $1.9 billion of our unsecured revolving facilities matures in October 2010 and $1.6 billion matures in October 2011. Liquidity Position Detail 50 ($ in billions) 9/30/2009 6/30/2009 3/31/2009 Sources of Primary Liquidity: ED Purchase and Participation Program Unlimited Unlimited Unlimited Unrestricted Cash & Liquid Investments $6.2 $7.3 $3.7 Unused Commercial Paper and Bank Lines of Credit 3.5 3.5 5.2 2008 FFELP ABCP Facilities 1.0 2.3 0.1 Total Sources of Primary Liquidity 10.7 13.1 9.0 Stand-by Liquidity: Unencumbered FFELP Loans, net 2.7 3.2 5.1 Total Primary and Stand-by Liquidity $13.4 $16.3 $14.1

Employ conservative long-term funding model * Funded to Term includes 19% or $37.0 billion and 2% or $3.6 billion of advances outstanding under the ED Purchase and Participation Program and Straight A Funding Facility as of September 30, 2009 and September 30, 2008, respectively. (CHART) High Percentage of Student Loans Funded to Term 51

Funding Distribution Funding Distribution At September 30, 2009, total managed debt borrowings was $208.5 billion. 52

SLM Corporate Debt and ABS Issuance 53 SLM has issued $142 billion of long-term, corporate debt and asset- backed securities since 2005, across a broad range of maturities backed securities since 2005, across a broad range of maturities backed securities since 2005, across a broad range of maturities (1)Excludes short-term issuance under SLM's asset-backed commercial paper programs. (2) Reported net of paydowns (3) Includes SLM corporate debt and term asset-backed securities. Note: Totals may not add due to rounding.

SLM ABS Issuance Volume 54 SLM ABS Term Issuance Volume (1) (1) Excludes outstandings under SLM's asset-backed commercial paper program. Totals may not add due to rounding. ($ in billions) 2005 2006 2007 2008 Q109 Q209 Q309 Non-Consolidation FFELP ABS $ 6.6 $ 5.1 $ 9.1 $18.5 $ 0.0 $ 0.0 $ 0.0 Consolidation FFELP ABS 17.1 22.9 15.0 0.0 0.0 5.1 0.0 Private Credit ABS 3.4 5.7 2.2 0.0 1.5 2.6 2.8 Total ABS Issuance $27.0 $33.7 $26.3 $18.5 $1.5 $7.7 $2.8

SLM Corporate Debt Issuance Volume SLM Corporate Debt Issuance Volume Repurchased $1.4 B face value of debt generating $74.4 M in accounting gains 55 SLM Corporate Term Debt Issuance Volume ($ billions) US$ equivalent at the time of issuance. Q3 2009 Debt Repurchase Overview

Unsecured Debt Maturities Unsecured Debt Maturities Repurchased $2.7 billion of debt in 2009 Remaining unsecured debt maturities in 2009 total $483 million 56 Note: Does not include Sallie Mae Bank or Subsidiary funding

Unencumbered Assets & Unsecured Debt 57 ($ in billions) 12/31/08 3/31/09 6/30/09 9/30/2009 FFELP Stafford and Plus Loans, net $ 3.8 $ 4.5 $ 2.7 $ 2.1 FFELP Consolidation Loans, net 1.6 0.6 0.5 0.6 Private Education Loans, net 15.7 14.1 16.0 13.3 Other Loans 0.7 0.7 0.5 0.5 Available Cash & Investments 5.1 3.7 7.4 6.3 Retained Interests 2.2 1.9 1.8 1.8 Other Assets 5.8 5.7 6.5 6.4 Total Unencumbered Tangible Assets $ 34.9 $ 31.2 $ 35.4 $ 31.0 Unsecured Debt Outstanding $ 40.2 $ 38.2 $ 38.8 $ 35.1

Sallie Mae Bank Bank charter Utah based ILC regulated by FDIC and Utah Department of Financial Institutions (UDFI) Charter granted October 2005 Current bank activity Originates Sallie Mae's private education loans Funded through affiliate and brokered deposits 25.1% Total Risk-based Capital at September 30, 2009 Deposit taking activities Strong cash position used to fund Private Credit originations Total deposits decreased by 1.9% in Q309 Deposits totaled $6.7 billion at September 30, 2009 $ 6.1 billion Brokered Deposits $543 million Affiliate Deposits Brokered Deposit portfolio has a weighted average maturity of 30 months 58

Sallie Mae Bank Brokered Deposits 59 (CHART) *Average remaining life includes the brokered CDs only.

Sallie Mae Bank - Deposits 60 *Primarily affiliate demand deposit accounts with no stated maturities Bank Deposits ($ millions) Bank Deposits ($ millions) Bank Deposits ($ millions) Bank Deposits ($ millions) Bank Deposits ($ millions) Bank Deposits ($ millions) Dec 07 Dec 08 Mar 09 Jun 09 Sep 09 Brokered CDs $254 $2,256 $3,281 $6,100 $5,891 Brokered MMDAs $ - $ - $ - $264 $221 Other Deposits* $431 $458 $433 $420 $543 Total Deposits $685 $2,714 $3,714 $6,784 $6,655

Sallie Mae Bank - Capital Sallie Mae Bank - Capital 61

Risk-Adjusted Capitalization SLM Corporation 62

Capitalization 63 63 SLM Corp GAAP tangible stockholders' equity as a percentage of total managed assets. Average GAAP tangible equity including preferred stock to charge-offs. SLM charge-offs based on total managed loans, annualized.

Capital Allocation 64 0.50% 8.00% SLM allocates capital internally based on the risk of the assets it supports SLM Corp Assets Capital Allocation As of September 30, 2009 0% - 25% Cash, Investments, Other Assets & Intangibles 12% of Total Managed Assets Private Education Loans 16% of Total Managed Assets Government Guaranteed Loan Assets 72% of Total Managed Assets Based on Risk

FFELP Appendix SLM Corporation 65

SLM FFELP ABS Issue Characteristics Historical issue size of $1.0B to $5.0(+)B Tranches denominated in US$ or Euros 'Aaa/AAA/AAA' rated senior tranches make up 97% of issue structure Floating rate tied to 3 mo. LIBOR, with occasional fixed rate issuance Amortizing tranches, with 1 to 15(+) year average lives Serviced by Sallie Mae, Inc. Explicit U.S. government guarantee of underlying collateral insulates bondholders from virtually any loss of principal (1) Formerly a 20% risk-weighted asset, now a <10% risk-weighted under Basel II's IRB methodology Offer significantly higher spreads than government agency securities with comparable risk profiles Short (1-3 yrs), intermediate (3-7 yrs), long (7-10 yrs) and very long (10-15+ years) term tranches available at new issue and in secondary 66 (1) Principal and accrued interest on underlying FFELP loan collateral carry a guarantee of either 98% or 97%. Guarantee is dependent on meeting the servicing requirements of the U.S. Department of Education. Typical SLM FFELP ABS Transaction Features Unique Characteristics of FFELP Loan ABS

SLM Stafford/PLUS ABS Trusts Prepayment Analysis Prepayment Analysis Prepayment Analysis Annualized CPRs for SLM Stafford/PLUS ABS Trusts have decreased significantly as incentives for borrowers to consolidate have declined 67 Historical SLM Stafford/PLUS ABS CPRs * Average CPR is the simple (non-weighted) average of four Quarterly CPR calculations for years ended September 30, 2009. Quarterly CPR assumes School and Grace loans are not scheduled to make payments. Deferment, Forbearance and Repayment loans are scheduled to make payments. (CHART)

SLM Consolidation ABS Trusts Prepayment Analysis 68 68 Historical Consolidation ABS CPRs * Average CPR is the simple (non-weighted) average of four Quarterly CPR calculations for years ended September 30, 2009. Quarterly CPR assumes School and Grace loans are not scheduled to make payments. Deferment, Forbearance and Repayment loans are scheduled to make payments. (CHART) CPRs for SLM Consolidation ABS Trusts have declined significantly following legislation that prevented in-school and re-consolidation of borrowers' loans

Private Credit Appendix SLM Corporation 69

Private Credit Loan Collections Sallie Mae services and collects the loans in its managed private loan portfolio Private credit collections are conducted by a stand-alone consumer credit collections unit, not the company's FFELP collections operations Managed by individuals with prior experience managing collections operations for consumer loan assets Over the past 18 months, private credit collections resources have been significantly increased and collections technology and practices enhanced Multi-variable analysis has enabled prioritization of collection efforts on higher risk borrowers Forbearance policies have been enhanced to reduce reliance on the tool, while still meeting the customer need during an economic downturn Additional workout and settlement programs have been introduced to help customers avoid default Collection workstation, dialer capabilities, and internet utilities have all been enhanced with more effective technology solutions 70

Forbearance A collections tool used to provide borrowers time to improve their ability to repay Between graduation and start of first job Economic hardship Provides borrower with time to obtain employment and income to support their obligations Applied most frequently in the first two years of repayment Granted for three month intervals, up to a maximum of 24 months Majority of loans are in forbearance for less than 12 months Placing a loan in forbearance suspends payments, with interest capitalized to the loan balance 71

Note: Based on historical data through September 30, 2009. Does not include data for 2009 trusts which have not had time to become 90 days delinquent Private Credit Trust Delinquency and Forbearance Seasoning Trends Delinquency and forbearance are highest when loans enter repayment, and diminish as loans season As the trust loans season, delinquency and forbearance are expected to decline 72 (CHART) (CHART)

Private Credit Trust Default Emergence By Years in Repayment 73 73 Based on assumptions in effect as of September 30, 2009 Defaults in SLM Private Credit ABS Trusts increase as loans first enter repayment, then diminish steadily over time

Private Credit Trust Default Emergence By Payments Made 74 74 Based on assumptions in effect as of September 30, 2009 Excludes months in forbearance. Includes months of delinquency prior to chargeoff The probability of default substantially diminishes as the number of payments made increases

SLM Private Education Loan Gross Defaults Actual-To-Date 75 75 For SLM Private Education Loan Trusts issued prior to 2005-B, the servicer has the option, but not the obligation, to repurchase loans that (i) become 180+ days delinquent and/or (ii) have a borrower who filed for bankruptcy or died . Prior to November 1, 2008, the servicer exercised this repurchase option and actual charge-offs in these trusts equaled zero. Beginning November 1, 2008, the servicer ceased purchasing from the trust loans that are more than 180 days delinquent. For the purposes of comparison across all deals, this chart reflects trust charge-offs for SLM Private Education Loan Trusts issued prior to 2005-B as if the servicer had never exercised its repurchase option. Charge-offs per the servicer's portfolio definition which is generally 212+ days delinquent. Includes loans for which a borrower has filed bankruptcy which have subsequently become 212+ days delinquent. Charge-offs due to a borrower's bankruptcy filing for which the loan is now current or paid off. Charge-offs due to a borrower's bankruptcy filing or death for which the loan is not current or paid off but has not become 212+ days delinquent. These loans are in various statuses including: bankruptcy stay, deferment, forbearance or delinquency. As of August 31, 2009

SLM Private Credit Gross Defaults Constraining Rating Agency Stress Levels at Issuance As of August 31, 2009 76 (CHART)

Private Credit ABS Trusts Forbearance Forbearance usage is typically highest when loans enter repayment, and declines as loans season Use of forbearance as a collection tool peaked in early 2008, and has since declined, as a result of changes in the forbearance strategy The decline in forbearance has resulted in increased delinquency and default in the near term but no long term increase in lifetime defaults 77

Private Credit ABS Trusts - 31-60 Day Delinquencies 78 Early delinquencies increased as forbearance policies tightened and have recently declined

Private Credit ABS Trusts - 61-90 Day Delinquencies 79

Private Credit ABS Trusts - 90+ Day Delinquencies As expected, later stage delinquency has increased due to tightening of Forbearance and the current economic environment 80

Private Credit ABS Trusts - Annualized Gross Charge-offs (1) For SLM Private Credit Student Loan Trusts issued prior to 2005-B, the servicer has the option, but not the obligation, to repurchase loans that (i) become 180+ days delinquent and/or (ii) have a borrower who filed for bankruptcy or died . Prior to November 1, 2008, the servicer exercised this repurchase option and actual charge-offs in these trusts equaled zero. Beginning November 1, 2008, the servicer ceased purchasing from the trust loans that are more than 180 days delinquent. For the purposes of comparison across all deals, this chart reflects trust charge-offs for SLM Private Credit Student Loan Trusts issued prior to 2005-B as if the servicer had never exercised its repurchase option. Charge-off levels first increased in 2007 and have remained elevated through the economic downturn As is typical, more recent Trusts with a greater percentage of borrowers first entering repayment continue to exhibit higher charge-offs 81

Private Credit ABS Trusts - Historical Cumulative Gross Charge-Offs(1) (1) For SLM Private Credit Student Loan Trusts issued prior to 2005-B, the servicer has the option, but not the obligation, to repurchase loans that (i) become 180+ days delinquent and/or (ii) have a borrower who filed for bankruptcy or died . Prior to November 1, 2008, the servicer exercised this repurchase option and actual charge-offs in these trusts equaled zero. Beginning November 1, 2008, the servicer ceased purchasing from the trust loans that are more than 180 days delinquent. For the purposes of comparison across all deals, this chart reflects trust charge-offs for SLM Private Credit Student Loan Trusts issued prior to 2005-B as if the servicer had never exercised its repurchase option. 82

SLM Private Credit ABS Trusts - Prepayment Analysis Historical SLM Private Credit ABS CPRs Constant prepayment rates increased in 2007 due to the introduction of Private Credit Consolidation loans, but then declined accordingly following SLM's decision to suspend its consolidation loan program 83 11/30/2002 2/28/2003 5/31/2003 8/31/2003 11/30/2003 2/29/2004 5/31/2004 8/31/2004 11/30/2004 2/28/2005 5/31/2005 8/31/2005 11/30/2005 2/28/2006 5/31/2006 8/31/2006 11/30/2006 2/28/2007 5/31/2007 8/31/2007 11/30/2007 2/29/2008 5/31/2008 8/31/2008 11/30/2008 2/28/2009 5/31/2009 8/31/2009 2002-A 0.02 0.01 0.01 0.01 0.01 0.02 0.02 0.03 0.04 0.05 0.07 0.05 0.06 0.07 0.09 0.08 0.11 0.11 0.09 0.07 0.08 0.0945 0.0636 0.0413 0.0473 0.0546 0.0647 2003-A 0.0236172 0.0209585 0.0213033 0.0220455 0.0266651 0.0260547 0.0330885 0.0388733 0.0594678 0.0468802 0.0474262 0.0590022 0.0766511 0.0620133 0.0898985 0.0930055 0.0822731 0.0571616 0.0651318 0.0938 0.0586 0.0482 0.0447 0.0572 0.0653 2003-B 0.0196991 0.0190606 0.0206465 0.0202833 0.0200219 0.0245259 0.0315476 0.0482446 0.0326783 0.039373 0.044897 0.0707957 0.0685625 0.1060034 0.0909016 0.083898 0.0585169 0.0683136 0.0937 0.054 0.0434 0.042 0.062 0.0668 2003-C 0.0152843 0.0160452 0.014292 0.0180218 0.0179457 0.0283099 0.0361233 0.0304271 0.0367122 0.0447702 0.0722085 0.067429 0.1017183 0.0967132 0.0777458 0.057986 0.0766992 0.092 0.058 0.0429 0.0408 0.0553 0.0721 2004-A 0.0187456 0.0166026 0.0164751 0.029934 0.0322261 0.0245132 0.0307617 0.0418472 0.0692516 0.0711425 0.1100171 0.0959807 0.0898134 0.0642664 0.0778312 0.0992 0.0653 0.0523 0.0468 0.0606 0.0753 2004-B 0.0195699 0.0186244 0.0241702 0.0302471 0.0221029 0.0304168 0.03491 0.062598 0.068949 0.1246455 0.0951131 0.090922 0.0774936 0.106146 0.1023 0.0579 0.0397 0.0449 0.0542 0.0707 2005-A 0.0319776 0.022261 0.0243768 0.0328796 0.0597171 0.0610083 0.0990818 0.0793967 0.0819435 0.064987 0.1045868 0.1033 0.0572 0.0438 0.0457 0.0592 0.0782 2005-B 0.0242175 0.0279132 0.0573982 0.0555737 0.094908 0.0719371 0.073013 0.0529046 0.0893389 0.0782 0.0405 0.0297 0.0426 0.0531 0.0704 2006-A 0.0476348 0.0500356 0.0857629 0.0634152 0.0664913 0.0531197 0.084535 0.0687 0.036 0.0232 0.0356 0.0434 0.0572 2006-B 0.0447179 0.082504 0.0619091 0.0673478 0.0496674 0.0736355 0.0719 0.0388 0.0273 0.0331 0.0503 0.071 2006-C 0.0677068 0.0683649 0.0645688 0.0526468 0.0767421 0.0719 0.038 0.0262 0.0396 0.0516 0.0725 2007-A 0.0552171 0.0457742 0.0630612 0.0559 0.0274 0.0185 0.0277 0.033 0.0517

Appendix 84

GAAP to Core Earnings Reconciliation 85

Additional Information Available at www.salliemae.com 86

Debt Investor Relations Contact Information Debt Investor Relations Contact Information Debt Investor Relations Contact Information 87